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Exhibit (a)(5)(C)

Ditech Networks Announces
Final Results of Dutch Auction Self-Tender Offer
for Shares of Its Common Stock

Mountain View, California, October 4, 2007—Ditech Networks, Inc. (Nasdaq: DITC), today announced the final results of its modified Dutch auction self-tender offer to purchase up to 9,100,000 shares of its common stock. The tender offer expired at 5:00 p.m., New York City time, on September 28, 2007, and the tender offer price range was $4.90-$5.50 per share.

Based on the final tabulation by the depositary, the tender offer was not oversubscribed, 7,410,824 shares were validly tendered and not withdrawn, and the purchase price for the tender offer is $5.50 per share. As a result, Ditech Networks has accepted for purchase 7,410,824 shares of its common stock, representing a total purchase price of approximately $40.8 million.

The information agent for the tender offer is D. F. King & Co., Inc. The depositary is Wells Fargo Bank, N.A. For questions and information please contact the information agent toll free at (800) 488-8075.

About Ditech Networks

Ditech Networks supplies voice processing equipment for telecommunication networks around the world. Ditech Networks' solutions incorporate advanced voice processing, Session Initiation Protocol (SIP), and security technologies delivered on carrier-grade scalable platforms to enhance the delivery of communications services over mobile, Voice over IP, and wireline networks. Ditech Networks' customers are premier network operators including Verizon Wireless, Sprint/Nextel, Orascom Telecom, and others that collectively serve more than 150 million subscribers. Ditech Networks is headquartered in Mountain View, California. For more information, visit http://www.ditechnetworks.com.

Press Contact: Rob Adler PR@vantage for Ditech Networks +1 415-984-1970 x104 radler@pr-vantage.com	Investor Contact: Bill Tamblyn Ditech Networks +1 650-623-1309

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Ditech Networks Announces Final Results of Dutch Auction Self-Tender Offer for Shares of Its Common Stock